EXHIBIT 2.16

                          ACCOUNTING SERVICES AGREEMENT

      THIS ACCOUNTING SERVICES AGREEMENT (this "AGREEMENT") is made and entered into as of February 1, 1999 between A.P.S., INC., a Delaware corporation ("APS") and a debtor and debtor-in possession in a case pending under chapter 11 of the Bankruptcy Code, and AUTO PARTS EXPRESS, LLC, a Delaware limited liability company ("AUTO PARTS"). Capitalized terms used but not otherwise defined in this Agreement have the meanings given in the Asset Purchase Agreement (as defined in the first Recitals clause).

                                      RECITALS

      WHEREAS, APS, certain of its Affiliates and Auto Parts have entered into an Asset Purchase Agreement, dated as of January 11, 1999 (the "ASSET PURCHASE AGREEMENT"), pursuant to which Auto Parts has agreed to purchase substantially all of the business assets located at the Purchased Locations;

      WHEREAS, following the consummation of the transactions contemplated by the Asset Purchase Agreement, Auto Parts will conduct business at certain of the Purchased Locations and, in connection therewith, Auto Parts desires to receive limited accounting services from APS, as more fully described herein; and

      WHEREAS, APS, as an accommodation to Auto Parts and at the request of Auto Parts, desires to provide Auto Parts with such limited accounting services, subject, in the sole discretion of APS, to the availability of the employees, business locations, funding and equipment required therefor, as more fully described herein;

      NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION  1.  ACCOUNTING RELATED SERVICES TO BE PERFORMED.

1.1. GENERAL LIMITATION ON SERVICES AND ACCESS. All services and access to APS facilities to be provided by APS pursuant to this Agreement shall be required to be performed by APS only to the extent that the provision of such services and access is feasible and shall also be subject to the availability of the APS employees, business locations, funding and equipment necessary therefor. Auto Parts expressly acknowledges and agrees that the determination of APS as to such availability shall be dispositive on this issue.

1.2. ACCOUNTS PAYABLE SERVICES: APS hereby agrees to make available to Auto Parts a total of three (3) APS clerks at APS' Memphis, Tennessee accounting office (the "Memphis Office") to process Auto Parts' accounts payable allocable to the Purchased
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Locations (the "Accounts Payable Clerks") for the period beginning on the day immediately following the Closing Date and ending at the close of business on March 31, 1999 (the "Accounting Services Period"). The scope of the services to be provided by the Accounts Payable Clerks to Auto Parts shall be as set forth on EXHIBIT A attached hereto, with all Auto Parts checks to be manually signed by a representative or agent of Auto Parts designated in advance in writing to APS (the "Accounts Payable Services"), PROVIDED, HOWEVER that the Accounts Payable Services shall in no event include any services associated with the review and follow up of invoice purchase price variances, and FURTHER PROVIDED, that the scope of the Accounts Payable Services to be provided by the Accounts Payable Clerks at the Memphis Office shall be limited to accounts payable allocable to the Purchased Locations that were APS distribution centers immediately prior to the Closing. During the Accounting Services Period, APS shall use commercially reasonable efforts to provide reasonable supervision of
(i) the Accounts Payable Clerks at the Memphis Office and (ii) Auto Parts' accounts payable personnel at APS' Houston, Texas accounting office (the "Houston Office," and, together with the Memphis Office, the "Accounting Offices").

1.3. ACCOUNTS RECEIVABLE SERVICES: Auto Parts intends to hire its own personnel to process Auto Parts' accounts receivable allocable to the Purchased Locations. During the Accounting Services Period, APS shall use commercially reasonable efforts to provide reasonable supervision of the functions of the Auto Parts' accounts receivable personnel set forth on EXHIBIT B attached hereto at the Houston Office (the "Accounts Receivable Services").

1.4. GENERAL LEDGER SERVICES: From time to time during the Accounting Services Period, as necessary, APS shall balance the "General Ledger" postings of the "Accounts Payable System" for the purpose of updating such "General Ledger" postings to reflect the changes set forth in the information provided to APS by Auto Parts.

1.5. AUTO PARTS OBLIGATIONS AND ACKNOWLEDGMENTS: Auto Parts hereby agrees that it will promptly provide APS, without requiring any request therefor from APS, with any and all materials required by APS to provide the services contemplated by this Agreement, including, but not limited to, data and records relating to Auto Parts sales, cash flows, pricing, purchases, borrowings, and employees. Auto Parts hereby acknowledges and agrees that the services to be provided by APS under this Agreement shall in no event include any services not expressly described herein or on the exhibits hereto, including, but not limited to, all of the following: manual runs of checks for accounts payable, payroll processing or accounting, inventory accounting, bank account reconciliation, month-end financial statement reviews, credit and collections services or treasury services. Auto Parts hereby agrees and acknowledges that the
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time for performance for any and all services to be performed by APS and/or its employees under this Agreement shall, in all cases, be within such commercially reasonable time as shall be determined by APS in good faith and in its sole and exclusive discretion. Auto Parts hereby agrees and acknowledges that APS makes no representation, warranty, agreement, commitment or covenant whatsoever as to:
(a) its ability to perform any services requested by Auto Parts at any time or within the time desired by Auto Parts for completion of the performance of such services; and (b) the accuracy or completeness or adequacy of any services or information to be performed or provided by APS and/or its employees under this Agreement. As a result, Auto Parts hereby expressly understands and acknowledges that APS may fail to complete the accounting services necessary to be completed for the operation of the business of Auto Parts by the time or in the manner necessary for the performance of such services, and that neither APS nor its employees shall have any liability whatsoever for such failure or for any other reason under this Agreement.

1.6. ACCOUNTING SERVICES DEPOSIT: On the date of this Agreement, Auto Parts shall deposit, by irrevocable wire transfer pursuant to written instructions provided to Auto Parts by APS, an amount equal to $20,000 to be held by APS as security for any amounts to be paid by Auto Parts for accounting services under this Agreement (the "Accounting Services Deposit"). Auto Parts hereby acknowledges and agrees that APS shall have the right at any time to withdraw funds from the Accounting Services Deposit as contemplated by Section 3.2, and at the end of the Accounting Services Period, APS shall return the unused portion of the Accounting Services Deposit to Auto Parts .

1.7. DISCLAIMER OF WARRANTY: APS EXPRESSLY DISCLAIMS ALL WARRANTIES WITH RESPECT TO THE ACCOUNTING SERVICES AND ACCESS TO ITS PREMISES TO BE PROVIDED UNDER THIS AGREEMENT, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, OR ARISING BY USAGE OF TRADE OR COURSE OF DEALING. APS SHALL NOT BE LIABLE FOR ANY PUNITIVE, SPECIAL, DIRECT, INDIRECT, INCIDENTAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF BUSINESS PROFITS, BUSINESS INTERRUPTION OR ANY OTHER LOSS) ARISING FROM OR RELATING TO THE PROVISION OF, OR FAILURE TO PROVIDE, ACCOUNTING SERVICES OR ACCESS TO ITS PREMISES TO BE PROVIDED UNDER THIS AGREEMENT, WHETHER CLAIMED UNDER CONTRACT, TORT OR ANY OTHER LEGAL THEORY.

1.8. AUTO PARTS ACCESS TO ACCOUNTING FACILITIES: APS shall, to the extent APS retains rights in the premises of the Accounting Offices and subject to the sole control of APS, allow employees of Auto Parts reasonable access during normal business hours to the Accounting Offices for the sole purpose of processing accounts receivable and accounts payable as contemplated by this Agreement. APS hereby expressly reserves the sole and exclusive right to refuse to allow Auto Parts employees access at any time and without notice if, in the reasonable judgment of APS, allowing such access to the Auto Parts employees would materially

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interfere with the business or operations of APS or create any liability for
APS.

1.9 INDEMNIFICATION: Auto Parts hereby agrees to defend, indemnify and hold harmless each of APS, its employees and its subsidiaries and Affiliates, for any and all damages, liability, loss, cost, claim, cause of action or expense (including, but not limited to, all attorneys', consultants', and experts' fees, including, but not limited to, any such fees incurred in any action or proceeding between APS and Auto Parts) (each, a "Loss") arising out of, relating to or resulting from any and all services contemplated to be performed by APS hereunder, or access to APS facilities to be provided hereunder, that Auto Parts and / or APS, or any of their respective subsidiaries, Affiliates, shareholders, employees or principals, as applicable, shall at any time, or from time to time, suffer or incur, including, but not limited to, any and all Losses attributable to the negligence or recklessness of APS or its employees in performing services or providing access to its facilities under this Agreement.

SECTION 2.  FEES; PAYMENT FOR ACCOUNTING SERVICES

2.1. (a) In the manner and according to the schedule set forth in SECTION 2.2 hereof, Auto Parts shall pay APS a fee equal to twenty dollars ($20.00) per hour worked by each Accounts Payable Clerk (the "SERVICES HOURLY FEE") for any and all services to be provided by Accounts Payable Clerks hereunder, plus any expenses as set forth in Section 2.3. To the extent any work performed in connection with the accounting services to provided by an APS employee does not require a full hour, then Auto Parts shall pay APS a portion of the Services Hourly Fee equal to the product of the fractional portion of an hour actually worked by an APS employee times the Services Hourly Fee. All Services Hourly Fees and expenses incurred by Auto Parts shall be paid to APS in accordance with
Section 2.2.

      (b) In addition to any and all other fees and expenses payable under this Agreement, Auto Parts shall pay APS, in the manner and according to the schedule set forth in SECTION 2.2 hereof, each of the following fees and costs: (i) $1000.00 per month for access to and use of the Houston Office; (ii) $1000.00 per month for access to and use of the Memphis Office; (iii) $1000.00 per month for supervisory services to be provided in connection with the Accounts Payable Services at each of the Accounting Offices; and (iv) $1000.00 per month for supervisory services to be provided in connection with the Accounts Receivable Services at the Houston Office (such fees and costs set forth in clauses (i), (ii), (iii) and (iv) collectively, the "Monthly Fees"). To the extent that APS does not provide one full month of supervisory services or access to the Accounting Offices, then Auto Parts shall pay APS a portion of the Monthly Fees equal to the product of the fractional portion of the month

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for which supervisory services or access to the Accounting Offices was actually provided times the applicable Monthly Fees.

2.2. APS shall separately provide Auto Parts with invoices, reflecting all fees and expenses payable by Auto Parts pursuant to this Agreement for the prior month and, Auto Parts shall pay APS the full amounts of such fees or expenses described in such invoices, no later than five (5) business days after each invoice date. All payments under this Agreement, including, but not limited to, drawings on the Accounting Services Deposit, shall be made without deduction (except for charges billed in error), set off, recoupment or counterclaim. In the case of charges believed to be billed in error, Auto Parts shall timely pay the undisputed portion of the invoice, on or before the due date for payment of the charges. All overdue amounts payable under this Agreement shall bear interest, from the time such amounts are due until such amounts are actually paid (including any period in which such amounts are in dispute), at a rate equal to the lower of: (i) three percentage points above the prime rate in effect at the time payment was due as reported in the WALL STREET JOURNAL for the applicable dates; or (ii) the highest rate permitted by law.

2.3. In addition to any and all other amounts payable by Auto Parts to APS, Auto Parts shall pay to APS an amount equal to the sum of (i) all reasonable direct out-of-pocket fees and expenses incurred by APS in rendering any and all services pursuant to this Agreement (including, but not limited to, travel, messenger, courier, postage, copying, and facsimile expenses) and (ii) any and all taxes (other than taxes based on APS' net income or gross income) assessed on the provision of services pursuant to this Agreement without any offset or deduction of any nature whatsoever. Such costs, expenditures and taxes will be billed to Auto Parts in the monthly invoices in accordance with SECTION 2.2.

SECTION 3.  TERMINATION; REMEDIES

3.1. The obligations of APS to provide services pursuant to this Agreement shall terminate at the end of the Accounting Services Period. This Agreement is subject to termination or modification as may be necessary to comply with the provision of any decree or order of the Bankruptcy Court. Upon termination of this Agreement, pursuant to SECTIONS 3.1 or 3.2, or by operation of law or otherwise, all fees owed to APS hereunder through the date of termination shall become immediately due and payable and all other obligations granted hereunder shall terminate, except as provided in SECTIONS 1.9, 3.3 and 4.

3.2. In the event that Auto Parts fails to make any payment when due or otherwise fails to perform any of its material obligations or breaches any of its material covenants under this Agreement, the Asset Purchase Agreement or any of the Ancillary Agreements,

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and such default is not cured within five (5) business days of APS giving Auto
Parts notice of such default, (i) APS may terminate this Agreement, and (ii) all amounts owing by Auto Parts to APS under this Agreement as of the date of such default, and all amounts owing by Auto Parts to APS under the Asset Purchase Agreement and under the Ancillary Agreements shall become immediately due and payable. In the event that Auto Parts fails to make any payment payable to APS under this Agreement, the Asset Purchase Agreement, any of the Ancillary Agreements, or any other agreement between APS and Auto Parts, in such amounts and at such times as provided for herein or therein (including any applicable cure periods), then any and all such amounts payable by Auto Parts to APS under this Agreement, the Asset Purchase Agreement, the Ancillary Agreements and any other agreement between APS and Auto Parts may, without prejudice to any other rights or remedies APS may have against Auto Parts, be drawn by APS from the Accounting Services Deposit (with appropriate invoices sent to Auto Parts pursuant to SECTION 2.2) and/or from any deposit under the Asset Purchase Agreement and the Ancillary Agreements, PROVIDED that with respect to amounts payable under this Agreement, such amounts shall first be drawn from the Accounting Services Deposit until the same is depleted, and then from any and all deposits under the Asset Purchase Agreement and the Ancillary Agreements.

3.3. The sole and exclusive remedy available to Auto Parts in the event that APS does not satisfy any of its obligations under this Agreement (other than by a willful breach of this Agreement by APS), shall be addressed to correcting such failure of APS to satisfy such obligations, and not to penalizing APS. In recognition of this aim, Auto Parts' sole and exclusive remedy for such a failure by APS to satisfy its obligations under this Agreement shall be that APS shall, if and to the extent feasible, use commercially reasonable efforts to satisfy such obligations within a commercially reasonable time, subject, in the sole discretion of APS, to the availability of APS employees, funding, business locations and equipment needed to allow APS to satisfy such obligations. APS shall be excused from the corrective remedy set forth in this SECTION 3.3 if and to the extent that: (i) APS' failure to satisfy its obligations pursuant to this Agreement is a direct or indirect result of Auto Parts' breach of any agreement in this Agreement or failure to timely and accurately perform its responsibilities as set forth in this Agreement; or (ii) Auto Parts fails to provide reasonable cooperation in completing performance and correcting the problems that led to the failure at issue.

SECTION 4.  CONFIDENTIALITY.

Each of Auto Parts and APS agrees to keep, and to cause each of its affiliates, directors, officers, and employees to keep, confidential any and all confidential information of the other party that it receives in the course of performing its

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obligations hereunder (except that such information may be shared, on a confidential basis, with the party's professionals and agents) and each will not, without the other party's written consent, use any of such confidential information except as reasonably necessary to perform its duties under this or another of its agreements with the other party. Upon termination of this Agreement, each party will return, and will cause its affiliates to return, to the other party, all original documents and copies of the confidential information which are in its possession. Notwithstanding the foregoing, APS shall be permitted to provide copies of this Agreement to its lenders and the Bankruptcy Court. This SECTION 4 shall survive the termination of this Agreement.

SECTION 5.  RELATIONSHIP OF THE PARTIES.

It is expressly understood and agreed that, in rendering services hereunder, APS is acting as an independent contractor and that this Agreement does not constitute either party, or any of the employees of either party, as an employee, partner, joint venturer, agent or other representative of the other party for any purpose whatsoever. Neither party has the right or authority to enter into any contract, warranty, guarantee or other undertaking in the name of or for the account of the other party, or for any of the employees of the other party, or to assume or create an obligation or liability of any kind, express or implied, on behalf of the other party, or for any of the employees of the other party, or to bind the other party in any manner whatsoever, or hold itself out as having any right, power or authority to create any such obligation or liability on behalf of the other or to bind the other party in any manner whatsoever (except as to any actions taken by either party at the express written request and direction of the other party).

SECTION 6.  MISCELLANEOUS.

6.1. SEVERABILITY. If any term or provision of this Agreement or the application thereof with respect to any Person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of that term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

6.2. GOVERNING LAW. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the United States and the State of Delaware without giving effect to the principles of conflict or choice of laws thereof.

6.3. HEADINGS. The caption headings in this Agreement are for reference purposes only, and do not constitute a part of this Agreement and shall not affect its meaning or interpretation.

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6.4. NOTICES. All notices, requests, demands and other communications required or permitted under this Agreement shall be made in the same manner as is set forth in the Asset Purchase Agreement.

6.5. ACCESS. To the extent reasonably required for APS to perform its obligations under this Agreement, Auto Parts shall provide APS personnel with reasonable access to the Purchased Locations, including, without limitation, office space, and telecommunications and computer equipment, systems and software.

6.6. FORCE MAJEURE. Neither party shall be liable for its failure or delay in fulfilling its obligations hereunder, if such failure or delay is caused by fire, flood, weather conditions or other Act of God, invasions, insurrections, riots, closing of the public highways, strike, lockout or other labor dispute, civil unrest, war or any other reason beyond the reasonable control of the party. In the case of strikes, lockouts or other labor disputes, it is understood that such event is beyond the reasonable control of the party suffering the event unless and until the party is able to resolve it in a manner which such party deems reasonable and appropriate.

6.7. NO THIRD PARTY RIGHTS. The provisions of this Agreement shall not entitle any person not a signatory hereto to any rights hereunder or in respect hereof, as a third party beneficiary or otherwise, it being the specific intention of the parties herein to preclude any and all such persons from such rights.

This Agreement shall enter into full force and effect as of the date first set forth above upon its execution below by both of the parties.

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
                                    A.P.S., INC.



                                    By:  /s/ BETTINA M. WHYTE
                                       Bettina M. Whyte, President







                                    AUTO PARTS EXPRESS, LLC.



                                    By: /s/ E. EUGENE LAUVER
                                        E. Eugene Lauver
                                        Executive Vice President


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